Exhibit d(iii)

EXECUTION VERSION

DATED 17 JULY 2012

SAMSUNG ELECTRONICS CO., LTD.

-and-

CSR PLC

SHARE SUBSCRIPTION AGREEMENT

-i-

THIS AGREEMENT is made on      JULY 2012

BETWEEN:

(1)	SAMSUNG ELECTRONICS CO., LTD. whose registered office is at 416 Maetan-Dong, Youngtong-Gu, Suwon City, Gyeonggi-Do, Korea (a company organized under the laws of the Republic of Korea) (the “Investor”); and

(2)	CSR PLC whose registered office is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, Cambs, CB4 0WZ (registered in England No. 04187346) (the “Company”).

WHEREAS:

(A)	The parties, amongst others, have entered into the Asset Transfer Agreement (as defined below) on the date hereof.

(B)	As part of the transactions envisaged by the Asset Transfer Agreement, the parties have agreed that it would be mutually beneficial for the Investor to acquire a shareholding in the Company as a strategic investment with a view to enhancing future collaboration between the parties following ATA Completion (as defined below).

(C)	Accordingly, the Company and the Investor have agreed, subject to the terms and conditions set out in this agreement (the “Agreement”), that the Investor will subscribe for, and the Company will issue and allot to the Investor, the Subscription Shares (as defined below).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	The definitions and rules of interpretation in this clause apply in this Agreement.

“Accounts Date”	means 30 December 2011;

“Accounts”	means the audited consolidated financial statements of the CSR Group for the 52-week period ended on the Accounts Date;

“Admission”	means the admission of the Subscription Shares to listing on the Official List and to trading on the Main Market of the London Stock Exchange;

“Agreed Form”	in relation to any document means the document in a form agreed by the parties to this Agreement and initialled for the purposes of identification by or on behalf of each of the Investor and the Company;

“Announcement”	means the announcement in the Agreed Form to be issued by the Company on or around the date of this Agreement which shall, amongst other things, include details of the Company’s proposed tender offer;

“Asset Transfer Agreement”	means the asset and share transfer and technology licence agreement entered into between the Company, Cambridge Silicon Radio Limited and the Investor on or around the date of this Agreement;

“ATA Completion”	means “Completion”, as defined in the Asset Transfer Agreement;

“Board”	means the board of directors of the Company from time to time;

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for business (other than solely for trading and settlement in euro) in London and Seoul;

“Circular”	means the circular and notice of general meeting to be distributed to Shareholders in accordance with the terms of the Asset Transfer Agreement;

“Companies Act”	means the Companies Act 2006;

“Completion”	means the completion of the issue and allotment of the Subscription Shares to the Investor under this Agreement;

“Conditions”	means the conditions to Completion set out in clause 3.1;

“Control”	has the meaning given to it in Section 1124 of the Corporation Tax Act 2010;

“CREST”	means the system enabling title to securities to be evidenced and transferred in dematerialised form and operated by Euroclear in accordance with the CREST Regulations;

“CREST Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“CSR Group”	means the Company, any subsidiary of the Company, any holding company of the Company and all other subsidiaries of any such holding company from time to time but excluding, after ATA Completion, Cambridge Silicon Radio Sarl;

“Disclosure Letter”	has the meaning given to it in the Asset Transfer Agreement;

“Disposal” or “Dispose”	has the meaning given to such terms in clause 8.1;

“Distributions”	means an amount equal to the aggregate value of (i) any securities issued by way of capitalisation of profits or reserves between the date hereof and Completion, (ii) any distribution of profits or reserves paid, declared or with a record date between the date of this Agreement and Completion or (iii) any return of capital between the date of this Agreement and Completion, in each case that would have been payable, paid or otherwise received in respect of the Subscription Shares had the Subscription Shares been issued on the date of this Agreement, but excluding:

(i) any dividends declared and/or paid to Shareholders in the ordinary course, provided the aggregate amount of such dividends does not exceed US$8 million; or

(ii)    any purchase of Shares pursuant to the authority granted to the Company by the special resolution of the Company passed at the Company’s annual general meeting held on 23 May 2012 in accordance with Section 701 of the Companies Act other than pursuant to the share buy back programme announced by the Company on 20 February 2012 up to a maximum aggregate value of £5,000,000;

“Encumbrance”	means a mortgage, charge, pledge, lien, option, right to acquire, equity, restriction, right of first refusal, right of pre-emption, other encumbrance or security interest or another type of preferential arrangement (including any title transfer or retention arrangement) having similar effect;

“Euroclear”	means Euroclear UK & Ireland Limited;

“IFRS”	means the International Financial Reporting Standards, as adopted by the European Union;

“Investor’s Group”	means Samsung Electronics Co., Ltd. and each other direct or indirect subsidiary of Samsung Electronics Co., Ltd. from time to time;

“Law” or “Laws”	means any laws, regulations, directives, treaties, conventions, proclamations, statutes, subordinate legislation, ordinances, common law, civil codes and other international, national and local laws, and all judgments, orders, instructions or awards of any court or competent authority of general applicability;

“Listing Rules”	means the Listing Rules of the UKLA made under Part VI of the Financial Services and Markets Act 2000 (as set out in the FSA Handbook), as amended from time to time;

“Lock-in Period”	has the meaning given to it in clause 8.1;

“London Stock Exchange”	means London Stock Exchange Group plc or its successor(s);

“Material Adverse Change”	means any event or change which, individually or in the aggregate (considered together with all other relevant facts, changes, events, occurrences or circumstances) has, or could be reasonably expected to have or result in, a material adverse effect on the CSR Group, except for any events or changes in the general economic, financial or political conditions in any industries or jurisdictions in which the CSR Group operates or any other changes in conditions generally affecting the industry or markets in which the business of the CSR Group is carried on, in each case to the extent that such events or changes do not have a materially disproportionate effect on the CSR Group compared to the effect such event has or can reasonably be expected to have on other competitor activities in the same industry, jurisdictions and markets in which the CSR Group operates;

“New Securities”	means any Shares in the Company or other securities convertible into, or carrying the right to subscribe for, Shares, issued by the Company during the period commencing on the date of this Agreement and ending on the earlier of Completion or termination of this Agreement in accordance with its terms;

“Official List”	means the official list maintained by the UKLA;

“Shareholders”	means the holders of the Shares from time to time;

“Share Option Schemes”	means the share option schemes to which the Company is a party as referred to in the Accounts or as subsequently approved by the Company’s remuneration committee in accordance with applicable Laws and guidelines;

“Shares”	means the ordinary shares of £0.001 in the capital of the Company;

“Subscription Amount”	means an amount equal to (i) US$ 34,407,990 less (ii) any Distributions;

“Subscription Shares”	means 9,925,000 Shares to be issued and allotted by the Company to the Investor in consideration of the payment by the Investor to the Company of the Subscription Amount;

“Tax” or “Taxation”	means all taxes, levies, duties and imposts and any charges, deductions or withholdings in the nature of tax whether direct or indirect and whether within or outside the United Kingdom including taxes on gross or net income, profits or gains and taxes on receipts, sales, use, occupation, development, franchise, employment, payroll, value added and personal property, including any social security and national insurance contributions, together with all penalties, charges and interest relating to any of them;

“Tax Authority”	means any taxing, revenue or other authority (whether within or outside the United Kingdom) competent to impose or collect any liability to Tax or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation, including (but without limitation) Her Majesty’s Revenue & Customs;

“UKLA”	means the Financial Services Authority of the United Kingdom acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“U.S. Dollar” or “USD” or “US$”	means the U.S. Dollar, the currency of the United States of America;

“Warranties”	means the warranties given by the Company set out in Schedule 1 (each a “Warranty”); and

“Working Hours”	means 9.30 am to 5.30 pm on a Business Day.

1.2	In this Agreement and the Schedules to it, unless otherwise specified:

(a)	references to clauses, sub-clauses and schedules are to clauses, sub-clauses and schedules to this Agreement;

(b)	headings to clauses and schedules are for convenience only and do not affect the interpretation of this Agreement;

(c)	the schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the schedules;

(d)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, consolidated or re-enacted;

(e)	use of any gender includes the other genders;

(f)	the expressions “allotment”, “holding company” and “subsidiary” shall have the meanings given in the Companies Act 2006;

(g)	references to writing shall include any modes of reproducing words in a legible and non-transitory form including e-mail;

(h)	references to times of day are to London time;

(i)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be treated as including what most nearly approximates in that jurisdiction to the English legal term;

(j)	the rule known as the ejusdun generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(k)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.	SUBSCRIPTION

2.1	Subject to the satisfaction or waiver (as applicable) of the Conditions, the Investor shall subscribe for, and the Company shall issue and allot to the Investor on Completion, the Subscription Shares free from any Encumbrance and ranking pari passu in all respects with all of the Shares in issue at the date of Completion. The aggregate consideration payable by the Investor for the Subscription Shares shall be an amount equal to the Subscription Amount.

2.2	The Investor may direct that all or part of the Subscription Shares are issued and registered in the name or names of another member of the Investor’s Group or any nominee or custodian holding such Shares on its behalf as bare nominee.

2.3	At least ten Business Days prior to ATA Completion:

(a)	the Company shall deliver to the Investor a certificate signed by a director of the Company confirming the amount of any Distributions; and

(b)	the Investor shall confirm in writing whether it wishes to elect to receive the Subscription Shares in certificated form.

3.	CONDITIONS PRECEDENT

3.1	Subject to clause 3.2, Completion is conditional upon the following conditions having been satisfied or waived (as applicable) on or before Completion:

(a)	ATA Completion having occurred;

(b)	a Material Adverse Change not having occurred between the date of this Agreement and Completion; and

(c)	evidence to the reasonable satisfaction of the Investor that Admission will occur on the next Business Day after the date of ATA Completion.

3.2	The Condition set out in sub-clause 3.1(a) may not be waived by any party, but the whole or any part of the Conditions set out in sub-clauses 3.1(b) and 3.1(c) may be waived by the Investor in its absolute discretion by giving notice in writing to the Company.

3.3	If the Company becomes aware of any fact or matter that prejudices the satisfaction of a Condition, then it shall notify the Investor in writing as soon as practicable.

3.4	If:

(a)	a Material Adverse Change occurs at any time between the date of this Agreement and Completion;

(b)	the Condition set out in sub-clause 3.1(c) is not satisfied or waived on or before Completion; or

(c)	any of the Warranties were not true and accurate at the date of this Agreement or at any time prior to and including Completion and the effect of such Warranty not being true and accurate is material and adverse in the context of the CSR Group taken as a whole, the Investor shall have the right to terminate this Agreement with immediate effect by notice in writing to the Company, provided that, if the Investor becomes entitled to terminate this Agreement pursuant to sub-clause 3.4 and elects not to do so in circumstances where it was aware of its right to terminate, it shall not be entitled to make any claim or exercise any other right, power or remedy under this Agreement or otherwise provided by Law in respect of the failure to satisfy the relevant Condition or the breach of any Warranty.

3.5	If the Asset Transfer Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate with immediate effect.

3.6	Upon termination of this Agreement in accordance with clause 3.4 or 3.5, all obligations of the parties under this Agreement shall end, provided that all rights and obligations of the parties which have accrued before termination shall continue to exist. Notwithstanding the foregoing, this clause 3.5, clause 1 and clauses 9 to 24 inclusive shall survive any termination of this Agreement.

4.	COMPLETION

4.1	Completion shall take place on, and in any event by no later than the first Business Day immediately after, the date of ATA Completion at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY (or at such other place as the parties may agree).

4.2	On or before the date of Completion, the Company shall procure that a meeting of the Board shall be held at which the Board will approve and authorise:

(a)	the issue and allotment of the Subscription Shares, credited as fully paid, to the Investor, free from Encumbrances and ranking pari passu in all respects with the existing Shares;

(b)	the entry of the Investor’s name in the Company’s register of members as holder of the Subscription Shares; and

(c)	the Company Secretary to file all appropriate resolutions and forms with the Registrar of Companies within the time limits prescribed for filing each of them.

4.3	On the date of Completion:

(a)	the Investor shall pay an amount in cash in immediately available funds equal to the Subscription Amount to the Company by electronic transfer to the Company’s bank account (details of which shall be provided to the Investor in writing at least 5 Business Days prior to Completion) and payment made in accordance with this sub-clause 4.3(a) shall discharge the obligations of the Investor under clause 2.1 (Subscription); and

(b)	the Company shall:

(i)	deliver to the Investor a copy of the minutes of the meeting of the Board referred to in clause 4.2; and

(ii)	procure the crediting of the Subscription Shares to the CREST account of the Investor as shall have been notified to the Company by the Investor in writing at least three (3) Business Days prior to Completion unless the Investor has served notice pursuant to clause 2.3(b), when in such circumstances it shall execute and deliver to the Investor a share certificate in respect of the Subscription Shares.

4.4	The Company shall procure that Admission occurs on the Business Day next following the date of Completion.

4.5	The Company shall procure that, promptly after Completion, the Investor is registered as the holder of the Subscription Shares in accordance with regulation 20 of the CREST Regulations unless the Investor has served notice pursuant to clause 2.3(b), when in such circumstances it shall enter the name of the Investor in the register of members in respect of the Subscription Shares.

5.	COMPANY’S WARRANTIES

5.1	The Company warrants to the Investor that each Warranty is true and accurate in all respects at the date of this Agreement and at the Completion Date as if it had been entered into afresh at Completion by reference to the facts and circumstances then existing at the Completion Date, provided that, if Completion occurs on the Postponed Completion Date (as such term is defined in the ATA) as a result of a request by the Purchaser in circumstances where the Seller is ready, willing and able to proceed to Completion on the Initial Completion Date (as such term is defined in the ATA), references to the “Completion Date” in this sub-clause 5.1 shall be deemed to be references to the Initial Completion Date.

5.2	The Investor acknowledges that it does not rely on and has not been induced to enter into this Agreement on the basis of any warranties, representations, contracts, undertakings, indemnities or other statements whatsoever, other than the Warranties.

5.3	Each of the Warranties shall be construed as a separate and independent warranty and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty.

5.4	The Company shall cease to have any liability in respect of the Warranties on the third anniversary of Completion except in respect of a claim of which the Investor has given notice to the Company before the third anniversary of Completion.

5.5	The Investor’s rights and remedies in respect of any breach of any of the Warranties shall not in any respect be extinguished or affected by Completion.

5.6	The Company undertakes to notify the Investor in writing if anything (including, for the avoidance of doubt, any omission) occurs or is threatened or impending which results in, or which may result in, or which may constitute, a breach of any of the Warranties promptly upon it coming to its notice, both before or at the time of Completion. Any notification pursuant to this clause 5.5 shall not operate as a disclosure against the Warranties and the Warranties shall not be subject to any such notification.

6.	INVESTOR’S WARRANTIES

The Investor warrants to the Company as follows:

(a)	the Investor has the requisite power and authority to enter into and perform this Agreement;

(b)	the obligations of the Investor under this Agreement constitute binding obligations of the Investor in accordance with its terms;

(c)	the execution and delivery of, and the performance by the Investor of its obligations under, this Agreement will not:

(i)	conflict with or result in a breach or violation of any provision of the constitutional documents of the Investor;

(ii)	conflict with or result in a material breach of, or constitute a default under, any instrument to which the Investor is a party or by which the Investor is bound;

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency or regulatory body by which the Investor is bound; or

(iv)	require the consent of its shareholders.

7.	PROTECTION OF INVESTOR’S INTEREST

7.1	The Company covenants and undertakes to the Investor that it shall not without the prior written consent of the Investor issue, or enter into any agreement to issue, to any person New Securities for cash (other than New Securities issued in respect of any Share Option Schemes) at any time during the period commencing on the date of this Agreement and ending on Completion or termination of this Agreement.

7.2	The Company covenants and undertakes to the Investor that, prior to Completion or termination of this Agreement, it will not subdivide, convert, consolidate or reclassify any Shares other than with the written consent of the Investor.

8.	RESTRICTIONS ON DISPOSAL OF SHARES

8.1	The Investor undertakes that, following Completion and subject to the provisions of sub-clause 8.2, it will not, during the period of 12 months after Completion (the “Lock-in Period”), without the prior written consent of the Company:

(a)	sell, transfer, offer, lend, deposit, assign, create any Encumbrance over, issue options, warrants or other derivative instruments in respect of, or grant any option to purchase, or otherwise dispose of, directly or indirectly, any Subscription Shares or any right attaching thereto (or any other securities convertible into or exchangeable for such Subscription Shares or Shares or which carry rights to subscribe or purchase or any interest therein or right attaching thereto or in respect thereof);

(b)	enter into any swap or other arrangement which transfers to another person, in whole or in part, the economic consequences of ownership of any Subscription Shares; or

(c)	announce any intention to do, or agree to do, any of the foregoing,

whether any such transaction is settled by delivery of Subscription Shares, other securities, cash or otherwise (and “Disposal” and “Dispose” shall be construed accordingly).

8.2	The provisions of clause 8.1 shall not apply:

(a)	at any time after a general offer for the whole of the issued and allotted equity share capital of the Company from time to time (other than any equity share capital held by or committed to the offeror and/or persons acting in concert with the offeror) which has been made in accordance with the City Code on Takeovers and Mergers;

(b)	to a Disposal of Subscription Shares pursuant to any compromise or arrangement under Part 26 of the Companies Act which is agreed by the requisite majority of the members of the Company and which compromise or arrangement has been sanctioned by the courts;

(c)	to a Disposal of Subscription Shares pursuant to an order made by a court with competent jurisdiction or where otherwise required by Law or by any other competent authority;

(d)	to the sale or transfer of all (but not some only) of the Subscription Shares by the Investor to another member of the Investor’s Group, provided always that it shall be a condition of any such Disposal that:

(i)	any such transferee shall first provide to the Company a binding written undertaking in favour of the Company in the form set out in Schedule 2, pursuant to which such transferee shall agree to be bound by the obligations contained in clause 8.1 as if it were the Investor; and

(ii)	if such transferee is to cease to be a member of the Investor’s Group, such Subscription Shares will, prior to such cessation, be transferred to another member of the Investor’s Group on the same terms as set out in this sub-clause 8.2(d);

(e)	to a Disposal of Subscription Shares pursuant to an offer by the Company to purchase its own shares which is made on identical terms to all holders such Shares and otherwise complies with the Companies Act and the Listing Rules;

(f)	to the entering into of (and any Disposal of Subscription Shares upon enforcement of) a mortgage, pledge, charge or any other Encumbrance in respect of any of the Subscription Shares; or

(g)	to a Disposal of Subscription Shares in circumstances where such Shares are no longer admitted to listing on the Official List and to trading on the Main Market of the London Stock Exchange.

8.3	For the purposes of clauses 8.1 and 8.2, references to Subscription Shares shall include any shares held by the Investor arising out of the consolidation, conversion or subdivision of the Subscription Shares and any shares acquired by reference to the Subscription Shares, whether by way of bonus or rights issue, pre-emption right or otherwise or in exchange or substitution for any such Subscription Shares.

8.4

The parties acknowledge that, following Completion, the Company intends to return up to US$285 million of capital to its shareholders by way of a repurchase in connection with a tender offer. The Investor undertakes that, without the prior written consent of the Company, it will not elect to participate in any such tender offer provided that (i) such tender offer and the subsequent return of capital is completed within six months of the date of Completion and (ii) such tender offer is carried out on terms consistent with those set out in the Announcement. The Company may proceed with the proposed return of capital not by way of a repurchase in connection with a tender offer but by an alternative method (such as a B-share scheme) to be completed within six months of the date of Completion with the prior written consent of the Investor, such consent not to be unreasonably withheld or delayed if the proposed return of capital does not unfairly prejudice the Investor. The Investor agrees that if such alternative method is consented to by it, it will not participate in such return of capital.

9.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

10.	AGREEMENT SURVIVES COMPLETION

This Agreement (other than the obligations that have already been performed) remains in full force after Completion.

11.	SEVERANCE

11.1	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

11.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted or modified, that provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

12.	ASSIGNMENT

12.1	Subject to clause 12.2, neither party to this Agreement shall:

(a)	assign, or purport to assign all or any part of the benefit of, or its rights or benefits under, this Agreement (together with any causes of action arising in connection with it);

(b)	make a declaration of trust in respect of, or enter into any arrangement whereby it agrees to hold in trust for any other person all or any part of the benefit of, or its rights or benefits under, this Agreement; or

(c)	sub-contract or enter into any arrangement whereby another person is to perform any or all of its obligations under this Agreement.

12.2	The Investor may assign all (but not some only) of the benefit of, and all (but not some only) of its rights and benefits under, this Agreement (together with any causes of action arising in connection with it) to any member of the Investor’s Group before Completion, and following Completion, to any member of the Investor’s Group to which it sells or transfers all of the Subscription Shares in accordance with sub-clause 8.2(d) (Restrictions on Disposals of Shares).

13.	FURTHER ASSURANCE

Each party shall, on being reasonably required to do so by the other party, do or procure the doing of all such acts and/or execute or procure the execution of all documents which the other party may reasonably consider necessary for giving full effect to this Agreement and securing to the other party the full benefit of the rights, powers and remedies conferred upon that party pursuant to this Agreement.

14.	ENTIRE AGREEMENT

14.1	This Agreement constitutes the whole and only agreement between the parties relating to the subject matter of this Agreement. In entering into this Agreement, each party to this Agreement acknowledges that it is not relying upon any pre-contractual statement which is not expressly set out herein.

14.2	This Agreement supersedes and extinguishes all previous drafts, agreements, arrangements and understandings between the parties, whether written or oral, relating to its subject matter.

14.3	Except in the case of fraud, neither party shall have any right of action against the other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement, the Asset Transfer Agreement or any other Specified Agreement (as defined in the Asset Transfer Agreement).

14.4	For the purposes of this clause, “pre contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance, arrangement, forecast, estimate, projection or statement of intent or opinion of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time prior to the date of this Agreement.

14.5	Save to the extent that any claim arises out of any fraudulent or dishonest act or omission of any member of the Selling Group or any of its officers or employees, and the Parties agree that, save as expressly provided in clause 26.1 of the Asset Transfer Agreement, the Investor shall have no rights or remedies in respect of the subject matter of the Asset Transfer Agreement pursuant to this Agreement (including pursuant to any of the Warranties) other than a right to terminate this Agreement pursuant to clause 3.4.

14.6	This Agreement may only be varied in writing signed by each of the parties.

15.	REMEDIES AND WAIVERS

15.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement or any other documents referred to in it shall:

(a)	affect such right, power or remedy; or

(b)	operate as a waiver of it.

15.2	The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

15.3	Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

16.	NOTICES

16.1	Except where expressly stated otherwise, a notice under this Agreement shall only be effective if it is in writing. Faxes are not permitted. E-mail is permitted provided that it is stated clearly in the e-mail that it is intended to constitute notice for the purposes of this Agreement.

16.2	Notices under this Agreement shall be sent to a party at its address or number and for the attention of the individual set out below:

Party and title of individual	Address	E-mail address

Company

CSR PLC	Its registered office from time to time	will.gardiner@csr.com

adam.dolinko@csr.com cc to: william.underhill@slaughterandmay.com
Investor

SAMSUNG	San #24, Nongseo-dong,	ben.sub@samsung.com
ELECTRONICS CO., LTD.	Giheung-gu, Yongin-si,	sangin.s.jung@samsung.com
Gyconggi-do, The
(Attention:	Republic of Korea
Global Legal Affairs &
Compliance,
Device Solutions Business)

With a copy to Paul	21-22/F Bank of China	cc to:
Hastings LLP, for the	Tower	danielkim@paulhastings.com
attention of Daniel Sae Chin	1 Garden Road	mattberger@paulhastings.com
Kim	Central Hong Kong

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause. That notice shall only be effective on the date falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

16.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)	if delivered personally, on delivery;

(b)	if sent by first class post, two clear Business Days after the date of posting;

(c)	if sent by airmail, six clear Business Days after the date of posting; and

(d)	if sent by e-mail, when dispatched in legible form.

16.4	Any notice given under this Agreement outside Working Hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

16.5	No notice under this Agreement may be withdrawn or revoked except by notice given in accordance with this clause.

17.	ANNOUNCEMENTS

17.1	Other than the Announcement and the Circular, no announcement concerning this Agreement, the Subscription Shares or any ancillary matter shall be made by any party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed. This sub-clause does not apply in the circumstances described in sub-clause 17.2 or to any announcement made by a party following an announcement made pursuant to sub-clause 17.2 which is either:

(a)	consistent with the announcement made pursuant to sub-clause 17.2; or

(b)	is made to correct an inaccuracy contained in any announcement made pursuant to sub-clause 17.2.

17.2	A party may, after consultation with the other party, make an announcement concerning this Agreement, the Subscription Shares or any ancillary matter if required by:

(a)	Law; or

(b)	any securities exchange or regulatory or governmental body or any Tax Authority to which any party is subject or submits, wherever situated, whether or not the requirement has the force of Law.

17.3	The restrictions contained in this clause shall continue to apply after Completion or termination of this Agreement without limit in time.

18.	CONFIDENTIALITY

18.1	Each party shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to:

(a)	the provisions of this Agreement;

(b)	the negotiations relating to this Agreement;

(c)	the subject matter of this Agreement; or

(d)	the other party and the members of their respective group (as at the date of this Agreement).

18.2	Notwithstanding the other provisions of this clause, a party may disclose confidential information in the circumstances set out in clause 39.3 of the Asset Transfer Agreement as if the provisions of such clause were set out in full herein mutatis mutandis.

18.3	The restrictions contained in this clause shall continue to apply after Completion or termination of this Agreement without limit in time.

19.	COSTS AND EXPENSES

Each party shall pay its own costs and expenses in relation to all matters arising out of the preparation, execution and carrying into effect of this Agreement.

20.	COUNTERPARTS AND ELECTRONIC DELIVERY

20.1	This Agreement may be signed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has signed at least one counterpart.

20.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

20.3	The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web) by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective signature of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

21.	NO PARTNERSHIP

Nothing in this Agreement is intended to or shall be construed as establishing or implying a partnership of any kind between the parties.

22.	INVALIDITY

22.1	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, it shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction ot any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

23.	LANGUAGE

23.1	Each notice, demand, request, statement, instrument, certificate, or other communication given, delivered or made in connection with this Agreement shall be:

(a)	in English; or

(b)	if not in English, accompanied by an English translation made by a translator, and certified by an officer of the party giving the notice to be accurate.

23.2	The receiving party shall be entitled to assume the accuracy of, and rely upon, any English translation of any document provided pursuant to clause 23.1(b).

24.	GOVERNING LAW AND DISPUTE RESOLUTION

24.1	This Agreement shall be governed by and construed in accordance with English Law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English Law.

24.2	The parties irrevocably agree that any dispute or difference arising out of or in connection with this agreement, including any question regarding its existence, validity or termination or the legal relationships established by this agreement, shall be finally resolved under the Rules of Arbitration of the International Chamber of Commerce (“Arbitration”). If Arbitration is used, it is agreed that:

(a)	the number of arbitrators shall be three; provided that the claimant and respondent in such arbitration shall each nominate one arbitrator, and the two arbitrators so nominated shall within 15 Business Days of the nomination of the second arbitrator nominate the third arbitrator to act as chairman of the Arbitral Tribunal. If no agreement is reached within 15 Business Days, the ICC Court shall appoint a third arbitrator to act as chairman of the Arbitral Tribunal. If a party fails to nominate an arbitrator, the appointment shall be made by the ICC Court;

(b)	the place of arbitration shall be Hong Kong;

(c)	the language of the arbitration shall be English; and

(d)	any party may make an application to the arbitrators seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the dispute, controversy or claim is otherwise resolved. Any party may apply to any court having jurisdiction and seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the dispute, controversy or claim is otherwise resolved.

This Agreement has been entered into on the date stated at the beginning of it.

SCHEDULE 1

WARRANTIES

1.	The Company is a company with limited liability, duly incorporated and validly existing as a public limited company under the Laws of England and Wales.

2.	Each member of the CSR Group other than the Company has been duly incorporated and is validly existing as a corporation under the Laws of its jurisdiction or incorporation.

3.	This Agreement, and any other agreement to be entered into pursuant to it, have been duly authorised, executed and delivered by the Company and this Agreement constitutes, and any such other agreement will, when executed, constitute, valid and legally binding obligations in accordance with its terms.

4.	Neither the Company nor any other member of the CSR Group is in violation of its articles of association or other governing or constitutional documents or in default in the performance of any obligation, agreement, covenant or condition contained in any contract, any document of title or in any bond, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any other member of the CSR Group is a party or by which the Company or any member of the CSR Group may be bound, or to which any of their assets is subject, where such violation or default would be materially adverse to the business of the CSR Group taken as a whole.

5.	The Company has 200,524,899 Shares in issue and 16,543,868 Shares held in treasury as at the date hereof, comprising the whole of the issued and allotted share capital of the Company.

6.	The fully diluted issued share capital of the Company as at close of business on 13 July 2012 comprised 214,345,947 Shares.

7.	The Subscription Shares, when issued and allotted against payment as provided herein, shall be duly and validly issued and allotted and fully paid and shall rank pari passu in all respects with the Shares in issue at the date of this Agreement.

8.	Other than the payment on 1 June 2012 to Shareholders on the register at the close of business on 11 May 2012 of a final dividend on the Shares of $0.071 per share for the 52 weeks ended 30 December 2011, the Company has not declared, paid or made any dividends, distributions or any return of capital since the Accounts Date.

9.	The Accounts were prepared in all material respects in accordance with all applicable Laws and IFRS and show a true and fair view of the assets and liabilities of the CSR Group as at, and of the profits or losses and the cash flow of the CSR Group for the accounting period ended on, the Accounts Date.

10.	Since the Accounts Date, other than as disclosed in the Accounts or in any regulatory announcement or filing, other publicly available disclosure or shareholder circular or like document made or issued by or on behalf of the Company or any other member of the CSR Group since the Accounts Date, the business of the CSR Group has been carried on in the ordinary course and no Material Adverse Change has occurred.

11.	The Company is not, and no other member of the CSR Group is, subject to any liability, whether actual, contingent, deferred or disputed which is material to the business of the CSR Group and which would be required to be disclosed or provided for in a consolidated balance sheet of the Company as at the date of this Agreement prepared in accordance with IFRS, other than as disclosed in the Accounts or in any regulatory announcement or filing, other publicly available disclosure or shareholder circular or like document made or issued by or on behalf of the Company or any other member of the CSR Group since the Accounts Date

12.	The Company has made all filings, announcements and disclosures required by applicable Laws (including the Listing Rules) to be made by the Company and the other members of the CSR Group to any corporate or commercial registries, tax authorities, stock exchange or their equivalent and such filings have been duly and timely completed in all material respects.

13.	Any regulatory announcement or shareholder circular or like document issued by or on behalf of the Company since the Accounts Date (including, without limitation, the Circular) complies with all applicable Laws and contains no material misstatement or omission.

14.	Other than as disclosed in the audited consolidated financial statements of the CSR Group (including the Accounts) or in any regulatory announcement or filing, other publicly available disclosure or shareholder circular or like document made or issued by or on behalf of the Company or any other member of the CSR Group during the relevant period, the operations of the Company and each other member of the CSR Group have, during the three years prior to the date of this Agreement, been carried on in all material respects in accordance with all applicable Laws and the Company has not and, so far as the Company is aware, no other member of the CSR Group has, received any written notice, allegation or other communication from any court, tribunal, arbitrator, governmental agency or administrative or regulatory body with respect to an alleged actual or potential material violation of and/or material failure to comply with any applicable Laws.

15.	Neither the Company nor any other member of the CSR Group has taken any action (including, but not limited to, the convening of meetings to vote on relevant resolutions), nor have any other steps been taken or legal proceedings commenced or been threatened against the Company or any other member of the CSR Group, for its winding-up or dissolution or for any similar or analogous proceeding in any jurisdiction, or for the Company of any other member of the CSR Group to enter into any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, administrative receiver, professional liquidator, trustee in bankruptcy or similar officer.

16.	Other than as set out in the Disclosure Letter and/or as disclosed in the Accounts or in any regulatory announcement or filing, other publicly available disclosure or shareholder circular or like document made or issued by or on behalf of the Company or any other member of the CSR Group since the Accounts Date, no member of the CSR Group is involved in any claim, legal action, prosecution, investigation, litigation, arbitration or any other material dispute resolution process (whether as claimant, defendant or otherwise) (other than as claimant in the collection of debts arising in the ordinary course of business) which, individually or collectively, would, if decided adversely, be reasonably likely to have a material adverse effect on the financial condition or results of the CSR Group taken as a whole.

17.	Other than as set out in the Disclosure Letter and/or as disclosed in the Accounts or in any regulatory announcement or filing, other publicly available disclosure or shareholder circular or like document made or issued by or on behalf of the Company or any other member of the CSR Group since the Accounts Date, no material claim, legal proceeding, legal action, prosecution, administrative action, investigation, litigation, arbitration or any other proceeding or dispute resolution process by or against any member of the CSR Group is pending or threatened and, so far as the Company is aware, there are no facts or circumstances which are likely to lead to any such material claim, legal proceeding, legal action, prosecution, administrative action, investigation, litigation, arbitration or any other proceeding or material dispute resolution process, in any such case which, individually or collectively, would, if decided adversely, be reasonably likely to have a material adverse effect on the financial condition or results of the CSR Group taken as a whole.

SCHEDULE 2

(Forms of Undertaking)

Form of undertaking to be provided pursuant to sub-clause 8.2(d)

“THIS DEED dated [            ],is given in respect of a subscription agreement dated [            ] 2012 between Samsung Electronics Co., Ltd. (the “Investor”) and CSR PLC (the “Company”) (the “Agreement”).

Words and expressions defined in the Agreement have the same meaning when used in this Deed.

The Investor wishes to transfer all of the Subscription Shares (the “Relevant Shares”) to [full name and details of person entering into the Deed].

[Name of person entering into the Deed] hereby undertakes to the Company that, with effect on and from the date hereof, it shall be bound by clause 8.1 of the Agreement as if it were the Investor and had been party originally to the Agreement in that capacity.

The address for notices of [name of person entering into the Deed] for the purposes of this Deed is:

[                            ],

and the provisions of clause 16 of the Agreement shall apply to this Deed as if set out herein mutatis mutandis.

This document takes effect as a deed.

This Deed is governed by English law.

[Insert appropriate execution language for person entering into the Deed.]

Acknowledged.

CSR PLC

by: [                             ]”

This Agreement has been entered into on the date stated at the beginning of it.

Signed by for and on behalf of	) ) )

)
CSR PLC	)

[Signature page to Subscription Agreement]

This Agreement has been entered into on the date stated at the beginning of it.

Signed by for and on behalf of	) ) )

)
SAMSUNG ELECTRONICS CO., LTD.	)

[Signature page to Subscription Agreement]